UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One): [_] Form 10-K         [_] Form 20-F         [_] Form 11-K
             [X] Form 10-Q         [_] Form 10-D         [_] Form N-SAR

For Period  Ended:  September 30, 2009

             [_] Transition Report on Form 10-K
             [_] Transition Report on Form 20-F
             [_] Transition Report on Form 11-K
             [_] Transition Report on Form 10-Q
             [_] Transition Report on Form N-SAR

For the Transition Period Ended :________________________

  Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full name of registrant: OriginOil, Inc.
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Former name if applicable:
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Address of principal executive office (street and number): 5645 West Adams
                                                           Boulevard
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City, state and zip code: Los Angeles, California 90016
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PART II - RULE 12b-25 (b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            |     (a)   The reason described in reasonable detail in Part III of
            |           this form could not be eliminated without unreasonable
            |           effort or expense.
            |
            |     (b)   The subject annual report, semi-annual report,
            |           transition report on Form 10-K, Form 20-F, Form 11-K,
[X]         |           Form N-SAR, or Form N-CSR. or portion thereof, will be
            |           filed on or before the fifteenth calendar day following
            |           the prescribed due date; or the subject quarterly report
            |           or transition report on Form 10-Q or subject
            |           distribution report on Form D, or portion thereof, will
            |           be filed on or before the fifth calendar day following
            |           the prescribed due date; and
            |
            |     (c)   The accountant's statement or other exhibit required by
            |           Rule 12b-25(c )has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or Form N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      The Company's Report on Form 10-Q for the quarter ended September 30, 2009 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-Q. The Company plans to file its Annual Report on Form 10-Q on or before the 5th calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

      T. Riggs Eckelberry, Chief Executive Officer               (323) 939-6645
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(2)   Have all other periodic reports required under Section 13 or 15(d) of the
      Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                       [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                       [_] Yes [X] No

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                                 OriginOil, Inc.
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                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2009                  By:  /s/ T. Riggs Eckelberry
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                                         T. Riggs Eckelberry
                                         Chief Executive Officer